UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2011
Commission File Number 1-12260

COCA-COLA FEMSA, S.A.B. de C.V.

(Translation of registrant’s name into English)

United Mexican States

(Jurisdiction of incorporation or organization)

Guillermo González Camarena No. 600
Col. Centro de Ciudad Santa Fé
Delegación Alvaro Obregón
México, D.F. 01210

México

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes    No  X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Yes    No  X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes    No  X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with

Rule 12g3-2(b): 82-__.

Stock Listing Information
Mexican Stock Exchange
Ticker: KOFL	Financial Information - New Reporting Segments

Mexico City, October 11, 2011 – Coca-Cola FEMSA, S.A.B. de C.V. (“Coca-Cola FEMSA” or the “Company”), the largest public bottler of Coca-Cola products in the world in terms of sales volume, discloses historic financial information in connection with the new business structure.

As stated in the press release dated August 25, 2011, as of the third quarter of 2011, our reporting segments will be (i) the Mexico and Central America division and (ii) the South America division.

This document contains restated unaudited quarterly financial information for the years 2009, 2010 and 2011.

vvv

Coca-Cola FEMSA, S.A.B. de C.V. produces and distributes Coca-Cola, Fanta, Sprite, Del Valle, and other trademark beverages of The Coca-Cola Company in Mexico (a substantial part of central Mexico, including Mexico City, as well as parts of southeast and northeast Mexico), Guatemala (Guatemala City and surrounding areas), Nicaragua (nationwide), Costa Rica (nationwide), Panama (nationwide), Colombia (most of the country), Venezuela (nationwide), Brazil (greater São Paulo, Campiñas, Santos, the state of Mato Grosso do Sul, part of the state of Goias, and part of the state of Minas Gerais), and Argentina (federal capital of Buenos Aires and surrounding areas), along with bottled water, juices, teas, isotonics, beer, and other beverages in some of these territories. The Company has 34 bottling facilities in Latin America and serves more than to 1,600,000 retailers in the region.

NYSE (ADR)
Ticker: KOF

Ratio of KOF L to KOF = 10:1

For Further Information:

Investor Relations

José Castro
jose.castro@kof.com.mx
(5255) 5081-5120 / 5121

Gonzalo García
gonzalojose.garciaa@kof.com.mx
(5255) 5081-5148

Roland Karig roland.karig@kof.com.mx
(5255) 5081-5186

Website:
www.coca-colafemsa.com

October 11, 2011	Page 1

1st Quarter 2010 Results (unaudited)

Mexico & Central America Division
Expressed in millions of Mexican pesos(1)

	1Q 10	% Rev	1Q 09	% Rev	Δ%
Volume (million unit cases)	305.9		303.3		0.9%
Average price per unit case	32.41		31.88		1.7%
Net revenues	9,916		9,668		2.6%
Other operating revenues	22		27		-18.5%
Total revenues	9,938	100.0%	9,695	100.0%	2.5%
Cost of goods sold	5,152	51.8%	4,901	50.6%	5.1%
Gross profit	4,786	48.2%	4,794	49.4%	-0.2%
Operating expenses	3,379	34.0%	3,202	33.0%	5.5%
Operating income	1,407	14.2%	1,592	16.4%	-11.6%
Depreciation, amortization & other operative non-cash charges	531	5.3%	503	5.2%	5.6%
EBITDA (2)	1,938	19.5%	2,095	21.6%	-7.5%

(1) Except volume and average price per unit case figures.

(2) EBITDA = Operating Income + Depreciation, amortization & other operative non-cash charges.

South America Division
Expressed in millions of Mexican pesos(1)

	1Q 10	% Rev	1Q 09	% Rev	Δ%
Volume (million unit cases) (2)	283.5		250.9		13.0%
Average price per unit case (2)	45.14		48.28		-6.5%
Net revenues	13,560		12,718		6.6%
Other operating revenues	97		113		-14.2%
Total revenues	13,657	100.0%	12,831	100.0%	6.4%
Cost of goods sold	7,728	56.6%	7,182	56.0%	7.6%
Gross profit	5,929	43.4%	5,649	44.0%	5.0%
Operating expenses	3,818	28.0%	3,936	30.7%	-3.0%
Operating income	2,111	15.5%	1,713	13.4%	23.2%
Depreciation, amortization & other operative non-cash charges	427	3.1%	466	3.6%	-8.4%
EBITDA (3)	2,538	18.6%	2,179	17.0%	16.5%

(1) Except volume and average price per unit case figures.

(2) Sales volume and average price per unit case exclude beer results.

(3) EBITDA = Operating Income + Depreciation, amortization & other operative non-cash charges.

Since June 2009, we integrated Brisa in the operations of Colombia.

October 11, 2011	Page 2

2nd Quarter 2010 Results (unaudited)

Mexico & Central America Division
Expressed in millions of Mexican pesos(1)

	2Q 10	% Rev	2Q 09	% Rev	Δ%	YTD 10	% Rev	YTD 09	% Rev	Δ%
Volume (million unit cases)	377.2		363.6		3.7%	683.1		666.9		2.4%
Average price per unit case	32.41		31.00		4.5%	32.41		31.28		3.6%
Net revenues	12,224		11,272		8.4%	22,139		20,860		6.1%
Other operating revenues	20		63		-68.3%	42		85		-50.6%
Total revenues	12,244	100.0%	11,335	100.0%	8.0%	22,181	100.0%	20,945	100.0%	5.9%
Cost of goods sold	6,238	50.9%	5,708	50.4%	9.3%	11,389	51.3%	10,559	50.4%	7.9%
Gross profit	6,006	49.1%	5,627	49.6%	6.7%	10,792	48.7%	10,386	49.6%	3.9%
Operating expenses	3,766	30.8%	3,440	30.3%	9.5%	7,145	32.2%	6,618	31.6%	8.0%
Operating income	2,240	18.3%	2,187	19.3%	2.4%	3,647	16.4%	3,768	18.0%	-3.2%
Depreciation, amortization & other operative non-cash charges	519	4.2%	444	3.9%	16.9%	1,052	4.7%	943	4.5%	11.6%
EBITDA (2)	2,759	22.5%	2,631	23.2%	4.9%	4,699	21.2%	4,711	22.5%	-0.3%

(1) Except volume and average price per unit case figures.

(2) EBITDA = Operating Income + Depreciation, amortization & other operative non-cash charges.

South America Division
Expressed in millions of Mexican pesos(1)

	2Q 10	% Rev	2Q 09	% Rev	Δ%	YTD 10	% Rev	YTD 09	% Rev	Δ%
Volume (million unit cases) (2)	256.6		243.4		5.4%	540.1		494.3		9.3%
Average price per unit case (2)	47.24		49.90		-5.3%	46.94		48.51		-3.2%
Net revenues	12,868		12,761		0.8%	26,861		25,202		6.6%
Other operating revenues	65		88		-26.1%	163		192		-15.1%
Total revenues	12,933	100.0%	12,849	100.0%	0.7%	27,024	100.0%	25,394	100.0%	6.4%
Cost of goods sold	7,284	56.3%	7,049	54.9%	3.3%	15,261	56.5%	14,072	55.4%	8.4%
Gross profit	5,649	43.7%	5,800	45.1%	-2.6%	11,763	43.5%	11,322	44.6%	3.9%
Operating expenses	3,801	29.4%	4,310	33.5%	-11.8%	7,744	28.7%	8,151	32.1%	-5.0%
Operating income	1,848	14.3%	1,490	11.6%	24.0%	4,019	14.9%	3,171	12.5%	26.7%
Depreciation, amortization & other operative non-cash charges	416	3.2%	428	3.3%	-2.8%	853	3.2%	882	3.5%	-3.3%
EBITDA (3)	2,264	17.5%	1,918	14.9%	18.0%	4,872	18.0%	4,053	16.0%	20.2%

(1) Except volume and average price per unit case figures.

(2) Sales volume and average price per unit case exclude beer results

(3) EBITDA = Operating Income + Depreciation, amortization & other operative non-cash charges.

Since June 2009, we integrated Brisa in the operations of Colombia.

October 11, 2011	Page 3

3rd Quarter 2010 Results (unaudited)

Mexico & Central America Division
Expressed in millions of Mexican pesos(1)

	3Q 10	% Rev	3Q 09	% Rev	Δ%	YTD 10	% Rev	YTD 09	% Rev	Δ%
Volume (million unit cases)	347.7		355.4		-2.2%	1,030.8		1,022.3		0.8%
Average price per unit case	32.76		31.30		4.7%	32.56		31.31		4.0%
Net revenues	11,393		11,124		2.4%	33,568		32,008		4.9%
Other operating revenues	54		21		157.1%	100		111		-9.9%
Total revenues	11,447	100.0%	11,145	100.0%	2.7%	33,668	100.0%	32,119	100.0%	4.8%
Cost of goods sold	5,853	51.1%	5,710	51.2%	2.5%	17,256	51.3%	16,281	50.7%	6.0%
Gross profit	5,594	48.9%	5,435	48.8%	2.9%	16,412	48.7%	15,838	49.3%	3.6%
Operating expenses	3,689	32.2%	3,469	31.1%	6.3%	10,853	32.2%	10,097	31.4%	7.5%
Operating income	1,905	16.6%	1,966	17.6%	-3.1%	5,559	16.5%	5,741	17.9%	-3.2%
Depreciation, amortization & other operative non-cash charges	513	4.5%	467	4.2%	9.9%	1,566	4.7%	1,411	4.4%	11.0%
EBITDA (2)	2,418	21.1%	2,433	21.8%	-0.6%	7,125	21.2%	7,152	22.3%	-0.4%

(1) Except volume and average price per unit case figures.

(2) EBITDA = Operating Income + Depreciation, amortization & other operative non-cash charges.

South America Division
Expressed in millions of Mexican pesos(1)

	3Q 10	% Rev	3Q 09	% Rev	Δ%	YTD 10	% Rev	YTD 09	% Rev	Δ%
Volume (million unit cases) (2)	268.7		260.2		3.2%	808.8		754.5		7.2%
Average price per unit case (2)	49.67		54.32		-8.6%	48.07		51.81		-7.2%
Net revenues	14,161		14,777		-4.2%	41,201		40,956		0.6%
Other operating revenues	67		85		-21.2%	228		283		-19.4%
Total revenues	14,228	100.0%	14,862	100.0%	-4.3%	41,429	100.0%	41,239	100.0%	0.5%
Cost of goods sold	7,693	54.1%	8,233	55.4%	-6.6%	23,051	55.6%	22,847	55.4%	0.9%
Gross profit	6,535	45.9%	6,629	44.6%	-1.4%	18,378	44.4%	18,392	44.6%	-0.1%
Operating expenses	4,191	29.5%	4,636	31.2%	-9.6%	11,989	28.9%	13,154	31.9%	-8.9%
Operating income	2,344	16.5%	1,993	13.4%	17.6%	6,389	15.4%	5,238	12.7%	22.0%
Depreciation, amortization & other operative non-cash charges	477	3.4%	522	3.5%	-8.6%	1,337	3.2%	1,436	3.5%	-6.9%
EBITDA (3)	2,821	19.8%	2,515	16.9%	12.2%	7,726	18.6%	6,674	16.2%	15.8%

(1) Except volume and average price per unit case figures.

(2) Sales volume and average price per unit case exclude beer results

(3) EBITDA = Operating Income + Depreciation, amortization & other operative non-cash charges.

Since June 2009, we integrated Brisa in the operations of Colombia.

October 11, 2011	Page 4

4th Quarter 2010 Results (unaudited)

Mexico & Central America Division
Expressed in millions of Mexican pesos(1)

	4Q 10	% Rev	4Q 09	% Rev	Δ%	2010	% Rev	2009	% Rev	Δ%
Volume (million unit cases)	348.3		340.8		2.2%	1,379.3		1,363.0		1.2%
Average price per unit case	33.03		32.01		3.2%	32.69		31.47		3.9%
Net revenues	11,503		10,910		5.4%	45,084		42,896		5.1%
Other operating revenues	38		29		31.0%	129		138		-6.5%
Total revenues	11,541	100.0%	10,939	100.0%	5.5%	45,213	100.0%	43,034	100.0%	5.1%
Cost of goods sold	5,913	51.2%	5,477	50.1%	8.0%	23,178	51.3%	21,748	50.5%	6.6%
Gross profit	5,628	48.8%	5,462	49.9%	3.0%	22,035	48.7%	21,286	49.5%	3.5%
Operating expenses	3,475	30.1%	3,198	29.2%	8.7%	14,321	31.7%	13,288	30.9%	7.8%
Operating income	2,153	18.7%	2,264	20.7%	-4.9%	7,714	17.1%	7,998	18.6%	-3.6%
Depreciation, amortization & other operative non-cash charges	460	4.0%	446	4.1%	3.1%	2,027	4.5%	1,928	4.5%	5.1%
EBITDA (2)	2,613	22.6%	2,710	24.8%	-3.6%	9,741	21.5%	9,926	23.1%	-1.9%

(1) Except volume and average price per unit case figures.

(2) EBIT DA = Operating Income + Depreciation, amortization & other operative non-cash charges.

South America Division
Expressed in millions of Mexican pesos(1)

	4Q 10	% Rev	4Q 09	% Rev	Δ%	2010	% Rev	2009	% Rev	Δ%
Volume (million unit cases) (2)	311.6		311.2		0.2%	1,120.2		1,065.6		5.1%
Average price per unit case (2)	49.29		54.83		-10.1%	48.76		53.07		-8.1%
Net revenues	16,344		17,979		-9.1%	57,904		59,333		-2.4%
Other operating revenues	106		114		-7.0%	339		400		-15.3%
Total revenues	16,450	100.0%	18,093	100.0%	-9.1%	58,243	100.0%	59,733	100.0%	-2.5%
Cost of goods sold	9,104	55.3%	10,140	56.0%	-10.2%	32,356	55.6%	33,204	55.6%	-2.6%
Gross profit	7,346	44.7%	7,953	44.0%	-7.6%	25,887	44.4%	26,529	44.4%	-2.4%
Operating expenses	4,419	26.9%	5,390	29.8%	-18.0%	16,522	28.4%	18,692	31.3%	-11.6%
Operating income	2,927	17.8%	2,563	14.2%	14.2%	9,365	16.1%	7,837	13.1%	19.5%
Depreciation, amortization & other operative non-cash charges	569	3.5%	532	2.9%	7.0%	1,916	3.3%	1,983	3.3%	-3.4%
EBITDA (3)	3,496	21.3%	3,095	17.1%	13.0%	11,281	19.4%	9,820	16.4%	14.9%

(1) Except volume and average price per unit case figures.

(2) Sales volume and average price per unit case exclude beer results

(3) EBITDA = Operating Income + Depreciation, amortization & other operative non-cash charges.

Since June 2009, we integrated Brisa in the operations of Colombia.

October 11, 2011	Page 5

1st Quarter 2011 Results (unaudited)

Mexico & Central America Division
Expressed in millions of Mexican pesos(1)

	1Q 11	% Rev	1Q 10	% Rev	Δ%
Volume (million unit cases)	331.7		305.9		8.4%
Average price per unit case	33.44		32.41		3.2%
Net revenues	11,092		9,916		11.9%
Other operating revenues	24		22		9.1%
Total revenues	11,116	100.0%	9,938	100.0%	11.9%
Cost of goods sold	5,821	52.4%	5,152	51.8%	13.0%
Gross profit	5,295	47.6%	4,786	48.2%	10.6%
Operating expenses	3,633	32.7%	3,379	34.0%	7.5%
Operating income	1,662	15.0%	1,407	14.2%	18.1%
Depreciation, amortization & other operative non-cash charges	521	4.7%	531	5.3%	-1.9%
EBITDA (2)	2,183	19.6%	1,938	19.5%	12.6%

(1) Except volume and average price per unit case figures.

(2) EBITDA = Operating Income + Depreciation, amortization & other operative non-cash charges.

South America Division
Expressed in millions of Mexican pesos(1)

	1Q 11	% Rev	1Q 10	% Rev	Δ%
Volume (million unit cases) (2)	273.1		283.5		-3.7%
Average price per unit case (2)	50.27		45.14		11.4%
Net revenues	14,606		13,560		7.7%
Other operating revenues	104		97		7.2%
Total revenues	14,710	100.0%	13,657	100.0%	7.7%
Cost of goods sold	8,239	56.0%	7,728	56.6%	6.6%
Gross profit	6,471	44.0%	5,929	43.4%	9.1%
Operating expenses	4,250	28.9%	3,818	28.0%	11.3%
Operating income	2,221	15.1%	2,111	15.5%	5.2%
Depreciation, amortization & other operative non-cash charges	563	3.8%	427	3.1%	31.9%
EBITDA (3)	2,784	18.9%	2,538	18.6%	9.7%

(1) Except volume and average price per unit case figures.

(2) Sales volume and average price per unit case exclude beer results

(3) EBITDA = Operating Income + Depreciation, amortization & other operative non-cash charges.

October 11, 2011	Page 6

2nd Quarter 2011 Results (unaudited)

Mexico & Central America Division
Expressed in millions of Mexican pesos(1)

	2Q 11	% Rev	2Q 10	% Rev	Δ%	YTD 11	% Rev	YTD 10	% Rev	Δ%
Volume (million unit cases)	402.2		377.2		6.6%	733.9		683.1		7.4%
Average price per unit case	33.59		32.40		3.7%	33.52		32.41		3.4%
Net revenues	13,508		12,224		10.5%	24,598		22,139		11.1%
Other operating revenues	38		20		90.0%	62		42		47.6%
Total revenues	13,546	100.0%	12,244	100.0%	10.6%	24,660	100.0%	22,181	100.0%	11.2%
Cost of goods sold	6,887	50.8%	6,238	50.9%	10.4%	12,684	51.4%	11,389	51.3%	11.4%
Gross profit	6,659	49.2%	6,006	49.1%	10.9%	11,976	48.6%	10,792	48.7%	11.0%
Operating expenses	4,040	29.8%	3,766	30.8%	7.3%	7,697	31.2%	7,145	32.2%	7.7%
Operating income	2,619	19.3%	2,240	18.3%	16.9%	4,279	17.4%	3,647	16.4%	17.3%
Depreciation, amortization & other operative non-cash charges	549	4.1%	519	4.2%	5.8%	1,069	4.3%	1,052	4.7%	1.6%
EBITDA (2)	3,168	23.4%	2,759	22.5%	14.8%	5,348	21.7%	4,699	21.2%	13.8%

(1) Except volume and average price per unit case figures.

(2) EBITDA = Operating Income + Depreciation, amortization & other operative non-cash charges.

South America Division
Expressed in millions of Mexican pesos(1)

	2Q 11	% Rev	2Q 10	% Rev	Δ%	YTD 11	% Rev	YTD 10	% Rev	Δ%
Volume (million unit cases) (2)	263.4		256.6		2.6%	536.6		540.1		-0.6%
Average price per unit case (2)	52.91		47.24		12.0%	51.82		46.94		10.4%
Net revenues	14,788		12,868		14.9%	29,539		26,861		10.0%
Other operating revenues	83		65		27.7%	189		163		16.0%
Total revenues	14,871	100.0%	12,933	100.0%	15.0%	29,728	100.0%	27,024	100.0%	10.0%
Cost of goods sold	8,452	56.8%	7,284	56.3%	16.0%	16,770	56.4%	15,261	56.5%	9.9%
Gross profit	6,419	43.2%	5,649	43.7%	13.6%	12,958	43.6%	11,763	43.5%	10.2%
Operating expenses	4,442	29.9%	3,801	29.4%	16.9%	8,746	29.4%	7,744	28.7%	12.9%
Operating income	1,977	13.3%	1,848	14.3%	7.0%	4,212	14.2%	4,019	14.9%	4.8%
Depreciation, amortization & other operative non-cash charges	587	3.9%	416	3.2%	41.1%	1,155	3.9%	853	3.2%	35.4%
EBITDA (3)	2,564	17.2%	2,264	17.5%	13.3%	5,367	18.1%	4,872	18.0%	10.2%

(1) Except volume and average price per unit case figures.

(2) Sales volume and average price per unit case exclude beer results

(3) EBITDA = Operating Income + Depreciation, amortization & other operative non-cash charges.

October 11, 2011	Page 7

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COCA-COLA FEMSA, S.A.B. DE C.V.
By: /s/ Héctor Treviño Gutiérrez
Héctor Treviño Gutiérrez Chief Financial Officer

Date: October 11, 2011